As filed with the Securities and Exchange Commission on September 5, 2007

Registration No. 333-141215

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

DIGITAL ANGEL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	52-1233960 (I.R.S. Employer Identification No.)

490 Villaume Avenue, South St. Paul, MN 55075

(651) 455-1621

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Barry Edelstein

Interim President and Chief Executive Officer

490 Villaume Avenue

South St. Paul, MN 55075

(651) 455-1621

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Paul Fischer

Re:	Digital Angel Corporation
Registration Statement on Form S-3 (Registration No. 333-141215)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Digital Angel Corporation, a Delaware corporation (“Digital Angel”), hereby requests that the Registration Statement on Form S-3, including all exhibits thereto (Registration No. 333-141215) (the “Registration Statement”), relating to Digital Angel’s common stock (the “Securities”), be withdrawn, effective immediately. The Registration Statement was originally filed with the Securities and Exchange Commission on March 12, 2007, has not been declared effective, and no offers or sales have been made or will be made under the Registration Statement. The Registration Statement originally covered the resale of shares of Digital Angel common stock issuable in payment of Digital Angel’s 10.25% senior secured debenture and upon exercise of the warrants issued in connection with such debenture. Digital Angel requests the withdrawal of the Registration Statement because it has repaid the debenture. Furthermore, the warrants are subject to repurchase upon consumation of Digital Angel’s announced merger with Applied Digital Solutions, Inc.

Digital Angel also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Digital Angel’s account for future use.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (561) 805-8025 or Philip T. Colton at Winthrop & Weinstine, P.A., counsel to Digital Angel , at (612) 604-6729.

Dated: September 5, 2007	DIGITAL ANGEL CORPORATION
	By:	/s/ Lorraine Breece
Lorraine Breece
Senior Vice President and Acting Chief Financial Officer